UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   JOEL M. SHAPS
   1228 GRONWALL COURT
   LOS ALTOS, CA  94024
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   JANUARY 2, 1997
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   THE PROFIT RECOVERY GROUP INTERNATIONAL, INC.
   PRGX
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   PRESIDENT - The Shaps Group, Inc.
6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
COMMON STOCK, NO PAR VALUE PER SHARE       |   281,250            |       D        |                                               |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
OPTION TO PURCHASE
COMMON STOCK            |*        |1/2/2007  |COMMON STOCK            |50,000   |$14.50    |D            |
___________________________________________________________________________________________________________________________________

CALL OPTION (OBLIGA-
TION TO SELL)**         |8/1/96   |6/30/97   |COMMON STOCK            |18,750   |$ 1.17    |**
___________________________________________________________________________________________________________________________________|

Explanation of Responses:

* The Option vests and becomes exercisable in 20% increments, with 20% becoming exercisable on January 2, 1998, an additional 20% becoming exercisable on January 2, 1999, an additional 20% becoming exercisable on January 2, 2000, an additional 20% becoming exercisable on January 2, 2001 and the final 20% becoming exercisable on January 2, 2002.

** This call option represents an option written by the reporting person on August 1, 1996 to purchase securities held by the reporting person.

SIGNATURE OF REPORTING PERSON
JOEL M. SHAPS
DATE
JANUARY 8, 1997

                              CONFIRMING STATEMENT


         This Statement confirms that the undersigned has authorized and designated the General Counsel or the Chief Financial Officer of The Profit Recovery Group International, Inc. to execute and file on the undersigned's behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of The Profit Recovery Group International, Inc. The authority of the General Counsel or the Chief Financial Officer of The Profit Recovery Group International, Inc. under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to the undersigned's ownership of or transactions in securities of The Profit Recovery Group International, Inc., unless earlier revoked in writing. The undersigned acknowledges that the General Counsel or the Chief Financial Officer of The Profit Recovery Group International, Inc. is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.



Dated as of January 9, 1997              /s/ Joel M. Shaps
                                         ---------------------------------------
                                             Joel M. Shaps


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